January 18, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Lauren P. Nguyen

Re:	Pershing Gold Corporation Amendment No. 3 to Registration Statement on Form S-1 Filed December 11, 2012 File No. 333-179073

Ladies and Gentlemen:

The following responds to the oral comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission relating to the Registration Statement on Form S-1 filed January 18, 2012, as amended by Amendment No. 1 to the Registration Statement on Form S-1/A filed July 13, 2012, Amendment No. 2 filed October 3, 2012 and Amendment No. 3 filed on December 11, 2012 (the "Form S-1") by Pershing Gold Corporation f/k/a Sagebrush Gold, Ltd. (the “Company” or “Pershing”).

  The Company has revised the Form S-1 to remove two errant cross-references to the map on page 26.
  The Company has revised the Form S-1 to add a risk factor. Additionally, the Company has revised the Registration Statement to reference Continental Resources Group, Inc. (“Continental”) as a potential statutory underwriter of the 76,095,215 shares of the Company’s common stock issued to Continental on July 22, 2011. The Company undertakes to update the selling stockholder table by prospectus supplement in order to include the shareholders of Continental as the selling shareholders of the 76,095,215 shares.

***

The Company hereby acknowledges the following:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff Comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions.

Sincerely,

/s/ Harvey Kesner

Harvey Kesner

cc:	Stephen Alfers Deborah Friedman, Esq.